News Release

Burcon JV Company Merit Functional Foods

Secures Additional $10 Million Funding

Vancouver, June 22, 2020 / - Burcon NutraScience Corporation ("Burcon") (TSX:BU, OTCQB:BUROF), a global technology leader in the development of plant-based proteins, is pleased to announce that its joint venture company, Merit Functional Foods Corporation ("Merit Functional Foods" or "Merit") has secured additional debt financing of $10 million in the form of a 10-year interest free loan from Agriculture and Agri-Food Canada (the "AIP Loan").

"With today's announcement, Merit has further strengthened its financial position as it drives forward to complete its state-of-the-art plant protein production facility in Winnipeg," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "Merit fully anticipates future increases in demand and is well positioned to increase planned capacity when the time is right."

The interest free loan, repayable over 10 years, was approved under Agriculture and Agri-Food Canada's AgriInnovate Program.  Merit has now secured a combined $95 million debt financing package from a consortium of lenders including Export Development Canada, Farm Credit Canada, Agriculture and Agri-Food Canada, and the Canadian Imperial Bank of Commerce.  Burcon expects that the $4 million guarantee Burcon previously provided to help facilitate Merit's debt financing, will be released in stages over time as Merit draws down on the $10 million AIP Loan announced today.

Merit Functional Foods is building a 94,000 square foot production facility in Winnipeg, Manitoba to produce high quality pea and canola proteins. The state-of-the-art facility, which is scheduled to be completed in Q4 2020 will be the only commercial facility in the world with the capability to produce food grade canola proteins. This financing will further support Merit Functional Foods' growth plans and allow for expansion of their pea and canola protein capacity.

Merit's product portfolio currently consists of three product family offerings: pea protein, non-GMO canola protein, and MeritPro™, a unique lineup of nutritionally complete protein blends. Its entire portfolio aligns with a number of consumer label preferences, including allergen-free, gluten-free, non-dairy, non-GMO, non-soy and vegan.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 285 issued patents and more than 250 additional patent applications, that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 28, 2019 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements. CLARISOY is a trademark of Archer Daniels Midland Company.

Investor Contact

Paul Lam

Manager, Business Development

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca

www.burcon.ca

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM